Exhibit 3.1

AMENDMENT NUMBER 2

TO

THE BYLAWS

OF

MEMRY CORPORATION

In accordance with resolutions duly adopted by the board of directors of Memry Corporation (the “Corporation”), the Bylaws of the Corporation (the “Bylaws”) are hereby amended as follows:

1.	Amendment to Section 1.1.

Section 1.1 of the Bylaws is hereby deleted and replaced in its entirety with the following:

“An annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held each year, at such time and place, either within or without the State of Delaware, as may be specified by the Board of Directors.”

2.	Amendment to Section 3.1.

The first three sentences of Section 3.1 are deleted in their entirety and the following two sentences are inserted in their place:

“The Executive Officers of the Corporation shall be the President, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers (including the Chairman of the Board, a Controller and one or more Assistant Treasurers and Assistant Secretaries) as it may deem necessary or desirable.”

3.	Bylaws Remain in Force.

Except as expressly set forth above, the Bylaws remain unmodified and in full force and effect.

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